PROTEIN POLYMER TECHNOLOGIES, INC.
10655 Sorrento Valley Road
San Diego CA 92121
888-558-6064

December 22, 2006

David Burton
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Protein Polymer Technologies, Inc.
Item 4.01 Form 8-K
Filed November 29, 2006
File No. 0-19724

Dear Mr. Burton:

Protein Polymer Technologies, Inc. (the "Company") hereby responds to the comments contained in your comment letter dated December 8, 2006 and received by the Company via facsimile transmission on that date. Response numbers correspond to the comment numbers in your letter.

Form 8-K dated November 2[9], 2006

Item 4.01. Changes in Registrant’s Certifying Accountant

Comment No. 1. Disclose whether the former accountant’s report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification.

Response. The fourth paragraph under this Item has been revised to comply with your comment by adding the appropriate references to the report relating to the Company’s fiscal year ended December 31, 2004.

Comment No. 2. Revise to provide the information required by Item 304(a)(1)(iv) of Regulation S-B (specifically Item 304(a)(1)(iv)(D) and (E)) regarding any reportable event (i.e., internal control weaknesses, etc) that the former accountant advised the registrant of during the most recent fiscal year and subsequent interim period through the date of the change in accountant.

Response. Item 304(a)(1)(iv)(D) and (E) reads as follows:

David Burton
December 22, 2006

(D) Whether any committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant; and

(E) Whether the small business issuer has authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements or events and, if not, describe the nature of and reason for any limitation.

Subparagraph (D) is not relevant because the Company has had no disagreements with its former accountant. The Company’s management and the Company’s Audit Committee have discussed the letter it received from its former accountant dated March 24, 2006 relating to reportable events, referred to herein as the March 24th Letter, among them and discussed it with the Company’s former accountant, and agreed to let the former accountant discuss it fully with the successor accountant. This information has been added to the disclosure in Item 401.

Comment No. 3. In detail, describe the nature of each reportable event (i.e., internal control weaknesses) and the amount involved, if any. Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and, if not, why not. Tell us in detail the steps you have taken (or plan to take) and the procedures you implemented (or plan to implement) to correct each reportable event.

Response. The Company has referred in its Forms 10-Q for the periods ending June 30, 2006 and September 30, 2006 and in its Form 8-K filed on November 29, 2006 to the March 24th Letter. It has disclosed that the letter was issued in connection the audit of the Company’s financial statements as of December 31, 2005. The events noted in the letter and disclosed in the Company’s filings related to significant deficiencies or material weaknesses under the standards of the Public Company Accounting Oversight Board of the Company’s internal control and operations. They are as follows:

(1)	inadequate segregation of duties in the areas of approving invoices and initiating wire transfers;

(2)	insufficient personnel resources and technical accounting expertise within the accounting function to resolve non-routine or complex accounting matters;

(3)	ineffective controls over period end financial close and reporting processes; and

(4)	inadequate procedures for appropriately identifying, assessing and applying accounting principles.

These deficiencies were also previously disclosed in the above noted filings. No amounts were involved and the Company has not restated and does not intend to restate any prior period for any adjustment resulting from the reportable events for the reasons set forth in the Company’s response to comment 4 below.

David Burton
December 22, 2006

The Company has effected certain changes to improve its controls over all cash disbursements, including:

1.	Weekly forecasting of cash receipts and disbursements reviewed and approved by a senior officer;

2.	Approval by senior officers of all disbursements; and

3.	Approval by senior officers of all purchase orders and invoices.

The Company has retained  the services, on a third party basis, of a person experienced in financial supervision matters with sufficient experience to:

1.	Oversee the daily accounting function, including cash receipts and disbursements, billing, payroll and month end bookkeeping processes;

2.	Identify and resolve non-routine or complex accounting matters;

3.	Control period end financial closing and reporting processes; and

4.	Identify, assess and apply accounting principles.

This information, to the extent that it was not previously disclosed, has been added to the disclosure under Item 4.01 of the Company’s Form 8-K/A-2.

Comment No. 4. Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit internal control weakness. Clearly explain the reason for each adjustment. For each adjustment, show us the impact on pre-tax loss. Quantify the net effect of all adjustments on pre-tax income (loss). Also, tell us why none of the adjustments relate to prior period. Explain in detail why you believe the timing of each adjustment is appropriate.

Response. The Company’s former accountant provided the Company with the schedule enclosed with this letter entitled “Adjusting Journal Entries Report - 12/31/2005”. The schedule identifies eight adjusting journal entries, which can be analyzed as follows:

1.
Entries 1 through 3 deal with general bookkeeping clean-up entries. The aggregate effect on reported earnings (as reported in the 4th quarter of 2005) was to decrease the loss by $8,483, which is materially insignificant to the Company’s net loss of $5.8 million. Additionally, as the exhibit indicates, no individual entry exceeds $18,000. The Company does not believe that additional investigation as to the effect between fiscal quarters with respect to these entries is warranted.

David Burton
December 22, 2006

2.	The final five entries address the proper recordation of certain aspects of the Company’s licensing arrangement with Surgica Corporation completed on December 19, 2005 in that:

a.	The entries were properly recorded in the 4th quarter.

b.	The entries resulted from a specific non-recurring transaction. The Company, in the ordinary course of its business, does not engage in licensing transactions of this nature.

All of the actions noted related to the Surgica licensing transaction relate to balance sheet accounts, and, accordingly had no effect on the Company’s earnings for the year or for the quarter ended December 31, 2006.

Comment No. 5. Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

Response. As noted in the Company’s Form 8-K and Form 8/K/A-2, the Company had no disagreements with its former accountants. The only letter or written communication to and from the former accountants regarding any reportable events to management or the Audit Committee is the March 24th Letter. A copy of this letter is being filed as an exhibit to the Company’s Form 8-K/A-2. Another copy of the March 24th Letter is being sent to you by facsimile transmission accompanying this letter.

Comment No. 6. We note that the post-merger firm, “Squar, Milner, Peterson, Miranda & Williamson, LLP” is not registered with the Public Accounting Oversight Board (United States) or “PCAOB.” Please advise us as to the status of any proposed or pending registration. Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review) with respect to any issuer. You must engage a new account that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4 8-K after you have engaged new accountants that are registered with the PCAOB. Provide all of the disclosures required by Item 304 of Regulation S-B regarding the period of engagement, as applicable, of Squar Milner Peterson.

Response. Squar Milner Peterson Miranda & Williamson, LLP (“Squar Milner Peterson”) has provided the Company with the following information::

The merger transaction resulted in a name change of the continuing legal entity from Squar Milner Miranda & Williamson, LLP (“Squar Milner”) (a registered firm in good standing,) to Squar Milner Peterson Miranda & Williamson, LLP. As such, upon receipt of required notification of the name change by the PCAOB, the name change and the surviving firm's registration is effective. All required information regarding the merger transaction and name change has been submitted to the PCAOB, and Squar Milner Peterson Miranda is currently listed by the PCAOB as an approved firm.

David Burton
December 22, 2006

Based on the foregoing information provided by Squar Milner Peterson, as the change in accountants resulted solely from the merger and name change filing, the Company believes that this firm is registered with the PCAOB and, accordingly, the Company is not required to replace Squar Milner Peterson with a new PCAOB registered accounting firm or file a new Item 4 8-K.

Comment No. 7. To the extent that you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

Response. We have complied with this comment. An updated letter from the Company’s former account in which the accountant agrees with the Company’s Item 304 disclosures is being filed with the Form 8-K/A-2 filed in response to your letter.

The Company acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Protein Polymer Technologies, Inc.

William N. Plamondon, III
Chief Executive and Financial Officer

Enclosure

Protein Polymer Technologies, Inc.
Adjusting Journal Entries Report
12/31/2005

Account	Description	Debit	Credit

Adjusting Journal Entries JE # 1
To reverse accrual for 2005 audit fees.

20900	Other Accrued Liabilities	17,988.00
50000	General and Administrative Expense		17,988.00
Total		17,988.00	17,988.00

Adjusting Journal Entries JE # 2
To accrue deferred rent based on 3rd amendment to the lease agreement.

40000	Research and Development Costs	7,344.00
50000	General and Administrative Expense	1,476.00
23050	Deferred Rent		8,820.00
Total		8,820.00	8,820.00

Adjusting Journal Entries JE # 3
To record accrual for two new employees incorrectly excluded from vacation accrual schedule.

40000	Research and Development Costs	512.00
50000	General and Administrative Expense	173.00
20900	Other Accrued Liabilities		685.00
Total		685.00	685.00

Adjusting Journal Entries JE # 4
To record accrued interest payable relating to the assumption of Surgica's liabilities in connection with licensing agreement

12100	Other Assets	57,404.00
20950	Other Short Term Liabilities		7,232.00
24060	Other Long Term Liabilities		50,172.00
Total		57,404.00	57,404.00

Adjusting Journal Entries JE # 5
To record accrual of additional credit card debt relating to the assumption of Surgica liabilities in connection with licensing agreement

12100	Other Assets	1,636.00
20100	Accounts Payable		1,636.00
Total		1,636.00	1,636.00

Protein Polymer Technologies, Inc.
Adjusting Journal Entries Report
12/31/2005
Account	Description	Debit	Credit

Adjusting Journal Entries JE # 6
To record assumption of Surgica debt in accordance with license agreement

12100	Other Assets	461,667.00
20950	Other Short Term Liabilities		188,333.00
24060	Other Long Term Liabilities		273,334.00
Total		461,667.00	461,667.00

Adjusting Journal Entries JE # 7
PBC entry to record additional credit card debt in connection with Surgica licensing agreement

12100	Other Assets	1,223.00
20100	Accounts Payable		1,223.00
Total		1,223.00	1,223.00

Adjusting Journal Entries JE # 8
To record contingent liability for Surgica indemnification in connection with licensing agreement

12100	Other Assets	200,000.00
20900	Other Accrued Liabilities		200,000.00
Total		200,000.00	200,000.00